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March 21, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Trio Merger Corp.

Ladies and Gentlemen:

Trio Merger Corp. (the “Company”) today filed a preliminary joint proxy statement on Schedule 14A and information statement on Schedule 14C (the “Proxy Statement”) relating to a proposed business combination between the Company and SAExploration Holdings, Inc. (“SAE”).

Based on advance discussions with Nilima Shah, Deputy Chief Accountant in the Division of Corporation Finance’s Office of Chief Accountant, the Company has included SAE’s 2010 financial statements on an unaudited basis in the Proxy Statement. In accordance with such discussions, on behalf of the Company, we hereby confirm that the Company will include SAE’s 2010 financial statements on an audited basis prior to filing the definitive Proxy Statement.

In addition, please be advised that the Company is a SPAC and, accordingly, faces a strict deadline for completing the business combination with SAE. Pursuant to its amended and restated certificate of incorporation, the Company must complete the business combination prior to June 24, 2013 or it will be required to cease all operations. We therefore request that the Staff expedite its review of the Proxy Statement to the greatest extent practicable, so that the Company will have sufficient time to mail the Proxy Statement and to solicit the vote of its stockholders to approve the business combination.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant